UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

VERRA MOBILITY CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92511U102

(CUSIP Number)

S. Kris Agarwal

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

With a copy to:

Matthew B. Dubeck

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92511U102	Page 2

1.	Names of Reporting Persons: PE Greenlight Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 3

1.	Names of Reporting Persons: Platinum Equity Capital Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 4

1.	Names of Reporting Persons: Platinum Equity Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 5

1.	Names of Reporting Persons: Platinum Equity Partners IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 6

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 7

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV Manager, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 8

1.	Names of Reporting Persons: Platinum Equity InvestCo, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 9

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IC (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 10

1.	Names of Reporting Persons: Platinum InvestCo (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 11

1.	Names of Reporting Persons: Platinum Equity Investment Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,239,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,239,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,239,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 35.5%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 12

1.	Names of Reporting Persons: Platinum Equity, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,391,293*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,391,293*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,391,293*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 39.3%*
14.	Type of Reporting Person OO (Limited liability company)

*

Includes 59,780,088 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 13

1.	Names of Reporting Persons: Tom Gores
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,391,293*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,391,293*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,391,293*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 39.3%*
14.	Type of Reporting Person IN

*

Includes 59,780,088 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 158,556,642 shares of Class A Common Stock outstanding, which represents the number of shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein. See Items 1 and 5 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 92511U102	Page 14

Introductory Note

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2018 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on February 14, 2019 (“Amendment No. 1”) with respect to the Class A common stock, par value $0.0001 per share (the “Class A Stock”), of Verra Mobility Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 2 is being filed to reflect the acquisition by the Reporting Persons (as defined below) of 2,500,000 shares of Class A Stock as a portion of the earn out consideration payable pursuant to the terms of the Merger Agreement. These shares were issued to PE Greenlight Holdings, LLC, a Delaware limited liability company (“PE Greenlight”). Capitalized terms used but not defined have the meaning given them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Class A Stock reported in this Schedule 13D were acquired as follows:

•

1,893,798 shares of Class F Stock of the Issuer, par value $0.0001 per share (“Class F Stock”) and warrants to purchase 2,611,205 Class A Stock (“Class A Warrants”) were acquired in a distribution by Gores Sponsor II LLC (“Gores Sponsor”), the Issuer’s sponsor prior to the consummation of the Merger (as defined below), to certain of its investors (which include Platinum Equity) of shares of Class F Stock and Class A Warrants acquired by Gores Sponsor in the Issuer’s initial public offering. The shares of Class F Stock were converted into 1,893,798 shares of Class A Stock in connection with the Merger.

•

1,646,546 shares of Class A Stock were acquired pursuant to a private placement by the Issuer (the “Private Placement”) at a price of $9.20 per share of Class A Stock. The source of funds for these shares of Class A Stock, $15,148,223.20 in the aggregate, was the general working capital of Platinum Equity.

•

53,739,744 shares of Class A Stock were acquired as partial consideration in the merger (the “Merger”) pursuant to that certain Agreement and Plan of Merger by and among the Issuer, AM Merger Sub I, Inc., AM Merger Sub II, LLC, Greenlight Holding II Corporation (“Greenlight”) and PE Greenlight, in its capacity as the Stockholder Representative (as amended, the “Merger Agreement”). Pursuant to the Merger, the Issuer acquired a business that was indirectly controlled by Platinum Equity and operated by Greenlight.

•	2,500,000 shares of Class A Stock were acquired as a portion of the earn out consideration payable pursuant to the terms of the Merger Agreement.

Additional information regarding each of the first three acquisitions described above is set forth in the Issuer’s definitive proxy statement related to the Merger filed with the SEC on October 2, 2018 and the Issuer’s Current Report on Form 8-K filed with the SEC on October 22, 2018 (the “Issuer 8-K”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to beneficially own the number of shares of Class A Stock (including shares of Class A Stock underlying Class A Warrants) set forth in the table below, representing the approximate percentage of Issuer’s outstanding shares of Class A Stock set forth in the table below as calculated pursuant Rule 13d-3 (based on the 158,556,642 shares of Class A Stock, which represents the number of shares of Class A Stock stated to be outstanding as of March 13, 2019 by the Issuer in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2019, plus the 2,500,000 shares acquired by the Reporting Persons as reported herein.

The following sets forth the aggregate number of shares and percentage of Class A Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, based on 158,556,642 shares of Class A Stock outstanding as of March 13, 2019, as described above.

CUSIP No. 92511U102	Page 15

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PE Greenlight Holdings, LLC	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity Capital Partners IV, L.P.	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity Partners IV, L.P.	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity Partners IV, LLC	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity Investment Holdings IV, LLC	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity Investment Holdings IV Manager, LLC	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity InvestCo, L.P.	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity Investment Holdings IC (Cayman), LLC	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum InvestCo (Cayman), LLC	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity Investment Holdings, LLC	56,239,744	35.5%	0	56,239,744	0	56,239,744
Platinum Equity, LLC	62,391,293	39.3%	0	62,391,293	0	62,391,293
Tom Gores	62,391,293	39.3%	0	62,391,293	0	62,391,293

Other than as reported herein with respect to the 2,500,000 shares of Class A Stock acquired pursuant to the terms of the Merger Agreement on April 30, 2019, none of the Reporting Persons has engaged in any transaction in shares of Class A Stock in the 60 days prior to the filing of this Amendment No. 2.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2019

PE GREENLIGHT HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY CAPITAL PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, L.P.,
Its:	General Partner

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Justin Maroldi

Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS IV, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IV, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IV MANAGER, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC,
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Justin Maroldi

Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Justin Maroldi

Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Justin Maroldi

Name:	Justin Maroldi
Title:	Assistant Secretary

PLATINUM EQUITY, LLC

By:	/s/ Justin Maroldi

Name:	Justin Maroldi
Title:	Assistant Secretary

TOM GORES

By:	/s/ Mary Ann Sigler

Name:	Mary Ann Sigler
Title:	Attorney-in-Fact